                                   FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

MITSUI OIL EXPLORATION CO., LTD. AGREES TO PURCHASE THAILAND OIL AND GAS ASSETS
                                   FROM POGO


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of June 20, 2005
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Commission File Number     09929
                       --------------


                               MITSUI & CO., LTD.
                               ------------------
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
             -------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F  X     Form 40-F
                                  -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes          No  X
                                 -----       -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: June 20, 2005

                                            MITSUI & CO., LTD.


                                   By:  /s/ Kazuya Imai
                                      -------------------
                                      Name:  Kazuya Imai
                                      Title: Senior Executive Managing Officer
                                             Chief Financial Officer

                                                                   June 20, 2005
                                                              Mitsui & Co., Ltd.
For immediate release
To whom it may concern


Mitsui Oil Exploration Co., Ltd. Agrees to Purchase Thailand Oil and Gas Assets
                                   from Pogo

Mitsui & Co., Ltd. ("Mitsui") today announced that on June 17, 2005 its associated company Mitsui Oil Exploration Co., Ltd. ("MOECO", Mitsui's share 44.34%) had, together with Thai company PTTEP Offshore Investment Company Limited(*), entered into a Stock Purchase Agreement to purchase oil and gas assets in Thailand from U.S. company Pogo Producing Company ("Pogo").

The assets being acquired comprise Pogo's 46.34% interest in the B8/32 Concession and the adjacent Block 9A Concession located in the Gulf of Thailand, and are one of the largest oil and natural gas producing blocks in Thailand. The transaction is expected to be completed by September 2005, subject to customary closing conditions, after which the concessionaires will be Chevron Corp. (51.66%), PTTEP (27.78%), MOECO (18.56%) and Palang Sophon Two (2%).

The acquisition price is US$820 million in cash, of which MOECO will contribute approximately 40% and PTTEPO approximately 60%, with MOECO and PTTEPO acquiring interests in the concessions being sold by Pogo in proportion to their investment. Chevron Corp. operates the concessions, and recent daily production has averaged approximately 59,000 barrels of oil and 240 million cubic feet of natural gas.


MOECO is actively engaged in several oil and natural gas exploration, development and production projects in Thailand and neighboring countries. MOECO's current share of daily production in Thailand amounts to approximately 60,000 barrel oil equivalents, making MOECO the third largest producer of oil and natural gas in Thailand, after Unocal and PTTEP.

This acquisition of assets by MOECO is part of Mitsui's focus on oil and gas exploration and production business as the core of Mitsui's energy resources business sector. Mitsui intends to continue strengthening its revenue base through the aggressive acquisition of good quality upstream assets.

(*) Wholly-owned subsidiary of Thai company PTT Exploration and Production Public Company Limited ("PTTEP")

                                    For further information, Please contact
                                    Mitsui & Co., Ltd.
                                       Corporate Communications Division
                                         Tel: +81-3-3285-7564
                                       Investor Relations Division
                                         Tel: +81-3-3285-7910